Zhejiang Kandi Vehicles Co.,Ltd Budget Execution Form

report before 10th of each next month	unit:ten thousand RMB

month				plan (Dec)	execution (Dec)	accumulative total	Notes
				Dec-12			
output				11200	11165	36887	
cost				9500	9505	31795	
increase(reduce) cost				7152	7157	8085	
Account receivables (as financial statements)				18000	18025	18025	
accounts payable (as financial statements)				5800	5804	5804	
sales revenue (as financial statements)				11200	11230	37893	
Cost of goods (as financial statements)				9100	9138	29525	
Profit and loss (as financial statements)				1400	1429	5622	
Balance of Beginning of period (cash)				**7442**	**7442**	**5592**	
operation income and expenses	cash inflow	sales revenue	cash sales	10	2	28	
			advance from customer				
			receivables recover	7900	7904	27460	
		taxes return				398	
		interest income		150	137	384	
		others		24000	7122	48731	
		total		32060	15166	77001	
	cash outflow	Payment to suppliers	on cash				
			prepayment				
			pay the accounts payable due	7050	7025	32292	
			discount of bank notes				
		salary,allowance,bonus		106	106	1245	
		taxes expense		8	8	1165	
		interest expense		180	184	1595	
		Research and Development expense		8	9	379	
		others		20000	3187	31496	
		financial expense		48	48	65

attach: (1)details of each program	(2) list of major programs	(3) person in charge : (signature)	(4) preparer: finance department